                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

                              ENERGY PARTNERS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    2927OU105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Paul B. Candies
                   P.O. Box 25, Des Allemands, Louisiana 70030
                                 (504) 469-7700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 15, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------
CUSIP No. 2927OU105
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Kevin S. Candies
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                     -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER

     OWNED BY             2,205,308 Shares
                     -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

     REPORTING       -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
       WITH
                          2,205,308 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,205,308 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

------------------------
CUSIP No. 2927OU105
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Otto B. Candies, Jr.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          1,135 Shares
   BENEFICIALLY      -----------------------------------------------------------
                     8    SHARED VOTING POWER
     OWNED BY
                          2,205,308 Shares
       EACH          -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
     REPORTING
                          1,135 Shares
       WITH          -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          2,205,308 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,206,443 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

------------------------
CUSIP No. 2927OU105
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paul B. Candies
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF
                          12,270 Shares
   BENEFICIALLY      -----------------------------------------------------------
                     8    SHARED VOTING POWER
     OWNED BY
                          2,205,308 Shares
       EACH          -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
     REPORTING
                          12,270 Shares
       WITH          -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          2,205,308 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,217,578 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      7.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

------------------------
CUSIP No. 2927OU105
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Candies Family Investments, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF

   BENEFICIALLY      -----------------------------------------------------------
                     8    SHARED VOTING POWER
     OWNED BY
                          1,523,179 Shares
       EACH          -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
     REPORTING

       WITH          -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          1,523,179 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,523,179 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

------------------------
CUSIP No. 2927OU105
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Otto Candies, L.L.C.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      OO, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF

   BENEFICIALLY      -----------------------------------------------------------
                     8    SHARED VOTING POWER
     OWNED BY
                          682,129 Shares
       EACH          -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
     REPORTING

       WITH          -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          682,129 Shares
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      682,129 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      2.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

ITEM 1.       SECURITY AND ISSUER

                  This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Energy Partners, Ltd. (the "Issuer"), a Delaware corporation whose principal executive offices are located at 201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana 70170.

ITEM 2.       IDENTITY AND BACKGROUND

                  (a)-(c) This statement is jointly filed by (i) Kevin S. Candies (ii) Otto B. Candies, Jr., individually and as a trustee, (iii) Paul B. Candies, individually and as a trustee, (iv) Candies Family Investments, L.L.C. a Louisiana limited liability company, and (v) Otto Candies, L.L.C., a Louisiana limited liability company. The business address of each of the reporting persons is P.O. Box 25, Des Allemands, Louisiana 70030. Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies are brothers.

                  Candies Family Investments, L.L.C. is a private family holding company principally engaged in the business of acquiring, holding and disposing of securities. Candies Family Investments, L.L.C. is managed by a board of managers consisting of Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies.

                  Otto Candies, L.L.C. is a marine transportation and offshore services company with its principal executive offices located at 17271 Hwy. 90 Des Allemands, Louisiana 70030. Otto Candies, L.L.C. is managed by a board of managers, consisting of Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies, and its officers. Otto B. Candies, Jr., Paul B. Candies and Kevin S. Candies serve as the Chairman of the Board, President, and Executive Vice President, respectively, of Otto Candies, L.L.C.

                  (d) During the last five years, none of Kevin S. Candies, Otto
B. Candies, Jr., Paul B. Candies, Candies Family Investments, L.L.C. or Otto Candies, L.L.C. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

                  (e) During the last five years, none of Kevin S. Candies, Otto
B. Candies, Jr., Paul B. Candies, Candies Family Investments, L.L.C. or Otto Candies, L.L.C. has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Each of Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies is a United States citizen.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Effective January 15, 2002, the Issuer acquired Hall-Houston Oil Company, a Texas corporation ("Hall-Houston"), through the merger (the "Merger") of a newly-formed subsidiary of the Issuer with and into Hall-Houston (the "Acquisition"). As a result of the Merger, Hall-Houston became a wholly-owned subsidiary of the Issuer.

                  In connection with the Merger, the Issuer issued to the Hall-Houston stockholders and debtholders an aggregate of $38.4 million in stated value of newly authorized Series D Exchangeable Convertible Preferred Stock ("Series D Preferred Stock"), $38.4 million in principal amount of 11% Senior Subordinated Notes due 2009, 574,931 shares of Common Stock and warrants to purchase 4,000,000 shares of Common Stock.

                  In the Merger, each share of Hall-Houston common stock was converted into the right to receive (x) $0.047237 in cash, (y) 0.2361842 warrants exercisable for Common Stock at an exercise price of $11 per share ("$11 warrants") and (z) 0.078728 warrants exercisable for Common Stock at an exercise price of $9 per share ("$9 Warrants" and together with the $11 Warrants, the "Warrants"). Each Share of Hall-Houston preferred stock which had not been converted into common stock or redeemed prior to the closing was converted into the right to receive (w) $1.249736 in cash, (x) a pro rata share of 75% of a potential $50 million earnout (the "Earnout") payable in cash and/or Common Stock, (y) 6.248681 $11 Warrants and (z) 2.082894 $9 Warrants. As a result of the Merger, Otto Candies, L.L.C. received 148,437 $9 Warrants, 445,312 $11 Warrants and a pro rata interest in the Earnout in exchange for its 71,265 shares of Hall-Houston preferred stock.

                  The closing of the Merger was subject to a minimum threshold for participation in an exchange offer (the "Exchange Offer") by the Issuer to the Hall-Houston debtholders of at least 80% of the $80.2 million in debt outstanding. At the closing, 96% of the total Hall-Houston debt outstanding was tendered in exchange for a combination of $38.4 million in the Issuer's newly-issued 11% Senior Subordinated Notes and $38.4 million in Series D Preferred Stock. The balance of the non-tendered debt was retired in cash. In the Exchange Offer, Candies Family Investment, L.L.C. exchanged approximately $24.6 million of Hall-Houston indebtedness for $12,301,858 in 11% Senior Subordinated Notes and 123,019 shares of Series D Preferred Stock with a stated value of $100 per share and a conversion price of $8.54. The shares of Series D Preferred Stock held by Candies Family Investments, L.L.C. are convertible into 1,440,499 shares of Common Stock at the conversion price as of the date hereof.

                  The closing of the Merger was also subject to the execution of an Overriding Royalty Interest Purchase Agreement pursuant to which the Issuer purchased royalty interests and certain other rights and interests (the "ORRI Interests") relating to certain oil and gas leases from Hall-Houston 1996 Exploration and Development Facility Overriding Royalty Trust, a trust established under the laws of the State of Texas, and Hall-Houston Oil Company 2000 Exploration and Development Facility Overriding Royalty Trust, a trust established under the laws of the State of Texas (collectively, the "Hall-Houston Trusts"). The aggregate purchase price for the ORRI Interests was $1,100,002 in cash and 574,931 shares of Common Stock (collectively, the "ORRI Consideration"). The Hall-Houston Trusts distributed the ORRI Consideration to their respective beneficiaries, and as a result of such distribution, Otto Candies, L.L.C. received 75,680 shares of Common Stock, Candies Family Investments, L.L.C. received 82,680 shares of Common Stock, and the Kevin S. Candies Children's Trust II, the Otto B. Candies Children's Trust, and the Paul
B. Candies Children's Trust each received 1,135 shares of Common Stock.

                  In addition to the Common Stock acquired in the Merger and related transactions, on December 21, 2001, Paul B. Candies acquired 12,700 shares of Common Stock at a purchase price of $6.12 per share in an open market transaction. Otto Candies, L.L.C. also acquired 12,700 shares of Common Stock in an open market transaction on December 31, 2001 at a purchase price of $7.75 per share.

ITEM 4.       PURPOSE OF TRANSACTION

                  The purpose of the transactions pursuant to which the reporting persons received shares of Common Stock, Series D Preferred Stock and Warrants was to simplify the interests of the reporting persons in the Issuer in connection therewith. The shares of Common Stock acquired in open market transactions by Paul B. Candies and Otto Candies, L.L.C. were purchased for investment purposes and to establish an initial equity position in the Issuer.

                  Depending on market conditions and other factors, the reporting persons may purchase or dispose of shares of Common Stock in the open market or in private transactions. Subject to the reporting persons' liquidity, the financial condition and results of operations of the Issuer, and general economic and market conditions prevailing at the time, the reporting persons reserve the right to, and may in the future, purchase or sell shares of Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

                  Except as set forth above in this Item 4, the reporting persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (j), inclusive, of Item 4 of Schedule 13D. Such Persons may, at any time, from time to time, review or reconsider their position with respect to the Issuer, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

                  The aggregate number of shares of Common stock deemed to be beneficially owned for the purposes of this Statement by Kevin S. Candies is 2,205,308 shares of common stock, representing approximately 7.5% of the shares of Common Stock outstanding as of November 8, 2002. Kevin S. Candies shares voting and dispositive power as to (i) all 1,523,179 shares of Common Stock (1,440,499 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (ii) all 682,129 shares of Common Stock (593,749 of which shares of Common Stock are issuable upon the exercise of Warrants) held by Otto Candies, L.L.C. of which he is the Executive Vice President and a member of the board of managers.

                  The aggregate number of shares of Common stock deemed to be beneficially owned for the purposes of this Statement by Otto B. Candies, Jr. is 2,206,443, representing approximately 7.5% of the shares of Common Stock outstanding as of November 8, 2002. Of such shares, Otto B. Candies, Jr. has sole voting and dispositive power as to 1,135 shares held by the Paul B. Candies Children's Trust of which he is the sole trustee; he also shares voting and dispositive power as to (i) 1,523,179 shares of Common Stock (1,440,499 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (ii) 682,129 shares of

Common Stock (593,749 of which shares are issuable upon the exercise of Warrants) held by Otto Candies, L.L.C. of which he is the Chairman and a member of the board of managers.

                  The aggregate number of shares of Common stock deemed to be beneficially owned for the purposes of this Statement by Paul B. Candies is 2,217,578, representing approximately 7.5% of the shares of Common Stock outstanding as of November 8, 2002. Of such shares, Paul B. Candies has sole voting and dispositive power as to (a) 10,000 shares of Common Stock held in his individual capacity, (b) 1,135 shares of Common Stock held by the Otto B. Candies Children's Trust of which he is the sole Trustee and (c) 1,135 shares held by the Kevin S. Candies Children's Trust II of which he is the sole Trustee; he also shares voting and dispositive power as to (y) 1,523,179 shares of Common Stock (1,440,499 of which shares are issuable upon the conversion of shares of Series D Preferred Stock) held by Candies Family Investments, L.L.C. of which he is a member of the board of managers and (z) 682,129 shares of Common Stock (593,749 of which shares are issuable upon the exercise of Warrants) held by Otto Candies, L.L.C. of which he is the President and a member of the board of managers.

                  Candies Family Investments, L.L.C. is the beneficial owner of 1,523,179 shares of Common Stock (1,440,499 of which shares are issuable upon the conversion of shares of Series D Preferred Stock), representing approximately 5.3% of the shares of Common Stock outstanding as of November 8, 2002. Candies Family Investments, L.L.C. shares with Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies (each of whom is a member of the board of managers of Candies Family Investments, L.L.C.) voting and dispositive power over all 1,523,179 shares of Common Stock held by it.

                  Otto Candies, L.L.C. is the beneficial owner of 682,129 shares of Common Stock (593,749 of which shares are issuable upon the exercise of Warrants), representing approximately 2.4% of the shares of Common Stock outstanding as of November 8, 2002. Otto Candies, L.L.C. shares with Kevin S. Candies, Otto B. Candies, Jr. and Paul B. Candies (each of whom is an officer and a member of the board of managers of Otto Candies, L.L.C.) voting and dispositive power over all 682,129 shares of Common Stock held by it.

                  The reporting persons may be deemed to be part of a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall be construed to affirm or imply that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would be deemed to beneficially own an aggregate of 2,218,713 shares of Common Stock, or approximately 7.5% of the 27,518,731 shares of Common Stock issued and outstanding as of November 8, 2002 (as disclosed in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30,
2002).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Pursuant to the terms of the Operating Agreement of Otto Candies, L.L.C. and applicable law, a majority of the members of the board of managers has the power to vote the shares of Common Stock on behalf of Otto Candies, L.L.C. The Otto Candies, L.L.C. Operating

Agreement also provides that a vote of two-thirds of the Class A Membership Interests in the company may vote to dissolve and wind up the company. Upon liquidation, a majority of the managers will appoint one or more liquidators to dispose of and distribute the assets of the company, including any shares of Common Stock. The liquidators of the company may either distribute the assets of the company, including any shares of Common Stock, to the members in kind or sell such assets and distribute in cash the proceeds thereof to the members in accordance with the terms of its operating agreement.

                  Pursuant to the terms of the Operating Agreement of Candies Family Investments, L.L.C. and applicable law, a majority of the members of the board of managers has the power to vote the shares of Common Stock on behalf of Candies Family Investments, L.L.C. The Candies Family Investments, L.L.C. Operating Agreement also provides that a vote of a majority of the members may vote to dissolve and wind up the company. Upon liquidation, a majority of the members will appoint one or more liquidators to dispose of and distribute the assets of the company, including any shares of Common Stock. The liquidators of the company may either distribute the assets of the company, including any shares of Common Stock, to the members in kind or sell such assets and distribute in cash the proceeds thereof to the members in accordance with the terms of the operating agreement.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              The following materials are filed as Exhibits to this Statement:

              Exhibit A   Joint Filing Agreement dated as of February 21, 2003
                          between each of the reporting persons pursuant to which this Statement on Schedule 13D is filed on behalf of each of them.

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 5, 2003


                                   /s/ Kevin S. Candies
                                   ---------------------------------------------
                                   Kevin S. Candies, individually and as trustee

                                   /s/ Otto B. Candies, Jr.
                                   ---------------------------------------------
                                   Otto B. Candies, Jr., individually and as
                                     trustee

                                   /s/ Paul B. Candies
                                   ---------------------------------------------
                                   Paul B. Candies, individually and as trustee



                                   Candies Family Investments, L.L.C.

                                   By:  /s/ Paul B. Candies
                                       -----------------------------------------
                                       Name:  Paul B. Candies
                                       Title: President



                                   Otto Candies, L.L.C.

                                   By:  /s/ Paul B. Candies
                                       -----------------------------------------
                                       Name:  Paul B. Candies
                                       Title: President

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                          DESCRIPTION
-------                         -----------
  A      Joint Filing Agreement dated as of February 21, 2003 between each of the reporting persons pursuant to which this Statement on Schedule 13D is filed on behalf of each of them.